FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes   ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: July 28, 2004
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA BOARD APPOINTS MARIO SAN ROMAN

AS CHIEF EXECUTIVE OFFICER

FOR IMMEDIATE RELEASE

Mexico City, July 28, 2004—TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish-language television programming in the world, announced today that Mario San Román, former COO of TV Azteca, was appointed by the Board of Directors, effective July 14, as company CEO, succeeding Pedro Padilla who leaves that position to become CEO of Grupo Salinas.

“Mario has unparalleled knowledge of efficient content production, superior programming and sales strategies, as well as strong managerial leadership to further enhance the company’s strengths,” said Ricardo B. Salinas, Chairman of the Board of TV Azteca. “He is the natural choice to succeed Pedro Padilla, whose notable contributions to the strategy of TV Azteca will now be replicated to all of the Grupo Salinas’ companies.”

Mr. San Román, 45, joined TV Azteca in 1998, as head of the Azteca 13 network. He was soon responsible for all of the company’s distribution channels, before being appointed COO in October 2002. Under his direction, TV Azteca has developed programming aligned with the advertisers’ target markets, superior-quality, cost-effective productions, and optimal sales options, which have resulted in improved overall profitability.

Mr. San Román is not only an expert in viewer tastes and content production, he also has a wide-ranging vision of the business that embraces the perspective of the broadcaster, the client and the ad agency. Additionally, as COO of the company, he has been instrumental in the decision making of the most important financial resolves. He was also appointed to the Board of Directors early this year, and will continue to head the company’s Executive Committee, the body in charge of the day-to-day operations of TV Azteca.

“I welcome the challenge to succeed Pedro Padilla, who has positioned this company as one of the most dynamic and profitable broadcasters worldwide,” said Mr. San Román. “I will work intensely to maximize value creation through consolidating TV Azteca as the best Spanish-language television company.”

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The company noted Mr. San Román’s appointment is effective July 14, and that there will be a six-month transition period, ending on December 31, 2004, to ensure a comprehensive and orderly transfer of functions.

Prior to joining TV Azteca, Mr. San Román worked at the consumer products company BDF Mexico as marketing director in Mexico for personal care goods.

Mr. San Román holds a B.A. in communications and marketing from the Universidad Iberoamericana, one of the most prestigious universities in Mexico. He also conducted post-graduate marketing and management studies at the Stanford Graduate School of Business, the Instituto Panamericano de Alta Dirección de Empresa, and the Ashridge Business School in London.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing US Hispanic, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 3099 9167 jrangelk@tvazteca.com.mx	5255 3099 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 3099 5786 tcanales@tvazteca.com.mx	5255 3099 0059 dmccosh@tvazteca.com.mx

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